Filed by Union Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257222

Subject Companies: Procaps Group, S.A.

Union Acquisition Corp. II

Commission File No.: 001-39089

The following is a joint press release made by Union Acquisition Corp. II and Procaps Group, S.A. on August 23, 2021.

Procaps Group Unveils New Videos Featuring Corporate Manufacturing and R&D Facilities in Latin America

BARRANQUILLA, COLOMBIA – August 23, 2021 – Procaps Group, a leading integrated international healthcare and pharmaceutical company, announced that in conjunction with Procaps Group’s recent virtual analyst day and second quarter 2021 earnings results, it has released two new videos showcasing its Manufacturing and Research & Development facilities across Latin America.

The videos take viewers behind the scenes of its facilities for a look at production lines for their oral solutions and other over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. Please click on the links below to view the short videos.

The Future of Innovation in Pharmaceutical Oral Delivery Systems [https://investor.procapsgroup.com/news-events/multimedia/video/9791/video-1-procaps-group---the-future-of-innovation-in] examines the breadth and depth of the Procaps Group company and products.

Innovation As a Differentiation in Technology, Products and Culture [https://investor.procapsgroup.com/news-events/multimedia/video/9793/video-2-procaps-group---innovation-as-a-differentiation-in] discusses Procaps Group’s purpose, opportunities and product developments, and its mission to create sustainable pharmaceutical solutions.

Procaps Group recently hosted a virtual analyst day presentation on Thursday, August 19, 2021, to provide an expected milestone timeline for the upcoming business combination with Union Acquisition Corp. II (NASDAQ: LATN). Ruben Minski, Chief Executive Officer of Procaps Group, introduced senior management team members including its recently appointed Global Chief Financial Officer, Patricio Vargas and provided an update on the company’s pharmaceutical and nutraceutical solutions, medicines, and hospital supplies, growth strategies, and strategic initiatives. Links to the webcast of the presentation and its new corporate facility tour videos are available on the Procaps Group investor relations website here [https://investor.procapsgroup.com/news-events/ir-calendar/detail/9785/analyst-day-and-investor-day].

About the Proposed Business Combination with Union Acquisition Corp. II

Completion of the business combination, which is expected to close in the third quarter of 2021, is subject to approval by LATN shareholders and other customary closing conditions, including the registration statement filed on Form F-4 with the SEC June 2021 in connection with Procaps Group’s proposed business combination with Union Acquisition Corp. II (the “Registration Statement”)being declared effective by the SEC. The combined company will be led by Ruben Minski, Procaps Group Founder, Chairman & CEO. Upon closing of the business combination (assuming none of the LATN shareholders redeem any of their LATN ordinary shares in connection with the approval of the business combination and including the redemption of certain shares held by IFC), existing Procaps Group shareholders are expected to hold approximately 76% of the combined company, which shares will be subject to certain lock-up arrangements.

Institutional investors have committed to an upsized private investment in public equity (“PIPE”) of $100 million in ordinary shares of LATN, which will be converted into ordinary shares of the combined company upon the closing of the business combination. The PIPE will close concurrently with the business combination. Subject to any redemptions by LATN shareholders, there is approximately $136.9 million in cash currently held in LATN’s trust account. It is anticipated that the combined company will have approximately $236.9 million in gross cash proceeds (before transaction-related expenses and the redemption of certain shares held by IFC) to fund organic growth through capacity expansion, plant improvements, working capital investments, e-Health platform improvements and R&D expenses, inorganic growth via accretive acquisitions and the redemption of certain shares from IFC.

While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Procaps Group’s business and operations, proposed business combination with Union Acquisition Corp. II and the proposals to be considered by the LATN shareholders.

Additional information about the transaction including the Registration Statement on Form F-4 can be viewed here: https://investor.procapsgroup.com.

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and, as of December 31, 2020, had more than 4,700 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com, which will also contain a link to the Registration Statement. The Registration Statement includes audited consolidated financial statements of Procaps Group as of and for the fiscal years ended December 31, 2020 and 2019.

About Union Acquisition Corp. II.

Union Acquisition Corp. II, led by Kyle Bransfield, is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. For more information, please click here [https://unionacquisitiongroup.com/].

Important Information About the Merger and Where to Find It

In connection with the proposed business combination, Procaps Group, S.A. (“Holdco”), a subsidiary of Crynssen Pharma Group Limited (“Procaps Group”) that will become the holding company of LATN and Procaps Group as of the closing of the proposed business combination, filed a Registration Statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of LATN that also constitutes a prospectus of Holdco. LATN, Procaps Group and Holdco urge investors, stockholders and other interested persons to read the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, Holdco, LATN and the proposed business combination transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of LATN as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The preliminary and definitive proxy statement/prospectus included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

LATN and Procaps Group and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this press release under the rules of the SEC. Information about the directors and executive officers of LATN is set forth in LATN’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2019, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LATN shareholders in connection with the proposed business combination will be set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include the expected gross cash proceeds from the Procaps Group business combination and its effects on expansion; expectations relating to capacity expansion, plant improvements, working capital investments, e-health platform and R&D expenses; the closing of the business combination transaction; and expectations relating to Procaps Group’s ability to invest in growth through organic and inorganic growth. Such forward-looking statements with respect to the businesses of LATN, Procaps Group, or Holdco, prior to or following the completion of any proposed business combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LATN’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps Group’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed business combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those to be included under the header “Risk Factors” in the Form F-4 to be filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Procaps Group Investor Contact:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

LATN@mzgroup.us

LATN Contact:

Kyle P. Bransfield

Chief Executive Officer

Union Acquisition Corp. II

(305) 306-2522

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